UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

GFI Group Inc.

(Name of Subject Company)

BGC Partners, L.P.

(Offeror)

BGC Partners, Inc.

(Parent of Offeror)

BGC Holdings, LLC

BGC Holdings, L.P.

BGC GP, LLC

BGC Partners, Inc.

Cantor Fitzgerald, L.P.

CF Group Management, Inc.

Howard W. Lutnick

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

361652 20 9

(CUSIP Number of Class of Securities)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$665,901,558	$77,378

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 126,541,799 shares of common stock (“Shares”) of GFI Group Inc. (“GFI”) issued and outstanding as of July 31, 2014 as set forth in GFI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014 (the “Form 10-Q”), plus (2) 16,193,862 Shares subject to issuance in respect of Restricted Stock Units outstanding as of June 30, 2014, as set forth in the Form 10-Q, plus (3) 6,316 Shares subject to issuance pursuant to exercisable options as of June 30, 2014, as set forth in the Form 10-Q, plus (4) 1,171,879 Shares subject to issuance in respect of contingently issuable shares outstanding as of June 30, 2014, as set forth in the Form 10-Q, less (5) 17,075,464 Shares owned by BGC Partners, L.P.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,378	Filing Party: BGC Partners, Inc.
Form or Registration No.: Schedule TO (File No. 005-80318)	Date Filed: October 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2014 (the “Schedule TO”) by BGC Partners, Inc. (“BGC”), a Delaware corporation, and BGC Partners, L.P., a Delaware limited partnership and subsidiary of BGC (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), at $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2014 (as subsequently amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as subsequently amended and restated from time to time) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Amendment No. 1 also amends the Schedule 13D, dated September 3, 2014 (the “Original 13D”) as amended on October 22, 2014 (as amended, the “Amended 13D”), filed by BGC Partners, L.P., a Delaware limited partnership; BGC Holdings, LLC, a Delaware limited liability company; BGC Holdings, L.P., a Delaware limited partnership; BGC GP, LLC, a Delaware limited liability company; BGC Partners, Inc., a Delaware corporation (collectively with BGC Partners, L.P., BGC Holdings, LLC, BGC Holdings, L.P. and BGC GP, LLC, the “BGC Entities”); Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”); CF Group Management, Inc., a New York corporation (“CFGM”); and Howard W. Lutnick (collectively with the BGC Entities, CFLP and CFGM, the “Reporting Persons” and each, a “Reporting Person”).

Except as set forth in this Amendment, the Amended 13D is unmodified.

All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

1	Names of reporting persons. BGC Partners, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Holdings, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Partners, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. CF Group Management, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. Howard W. Lutnick
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* IN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

Items 1 through 9; Item 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1. Clauses (ii), (iii) and (iv) of the second full paragraph on the cover page of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“(ii) any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms reasonably satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein (the “Regulatory Condition”), (iii) the Purchaser being satisfied, in its reasonable judgment, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer (the “Board Condition”) and (iv) the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its reasonable judgment, that GFI did not, on or after the date of the CME Transaction (as defined below), enter into, modify, terminate, execute, or waive or grant any rights with respect to, any agreement, transaction or rights outside of the ordinary course of business consistent with past practice (other than the entering into the agreements providing for the CME Transaction) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the “Impairment Condition”).”

2. In the “Summary Term Sheet,” the second, third and fourth bullets of the first paragraph under the caption “What are the most significant conditions to the Offer?” are hereby amended and restated in their entirety to read as follows:

•	“any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms reasonably satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein (the “Regulatory Condition”);

•	the Purchaser being satisfied, in its reasonable judgment, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer (the “Board Condition”); and

•	the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its reasonable judgment, that GFI did not, on or after the date of the CME Transaction, enter into, modify, terminate, execute, or waive or grant any rights with respect to, any agreement, transaction or rights outside of the ordinary course of business consistent with past practice (other than the entering into the agreements providing for the CME Transaction) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the “Impairment Condition”).”

3. In the “Summary Term Sheet,” the third paragraph under the caption “What are the most significant conditions to the Offer?” is hereby amended and supplemented by adding the following new paragraph after the current final paragraph under such caption:

“The satisfaction of Board Condition, and therefore the consummation of the Offer, requires action on the part of the GFI Board, but the GFI Special Committee acting alone, without GFI management or the management members of the GFI Board, may take the actions necessary to ensure BGC’s nominees constitute two-thirds of the GFI Board. Specifically, the GFI Special Committee, which also constitutes a majority of the GFI Board, can agree to expand the GFI Board to nine persons and immediately following the consummation of this Offer, appoint nominees designated by BGC to fill these new vacancies. Immediately thereafter, two members of the GFI Special Committee can resign allowing the majority of the remainder of the GFI Board (four of seven of whom would be BGC designees) to appoint two replacements, who would also be BGC’s designees. Following such actions, BGC would have the required two-thirds representation on the GFI Board.”

4. In the “Summary Term Sheet,” the first sentence under the caption “Until what time can I withdraw tendered Shares” is hereby amended and restated as follows:

“You can withdraw tendered Shares at any time until the Offer has expired, and, if we have not agreed to accept your Shares for payment by December 21, 2014, you can withdraw them at any time after such time until we accept such Shares for payment. ”

5. In the “Summary Term Sheet,” the first sentence under the caption “When and how will I be paid for my tendered Shares?” is hereby amended and restated as follows:

“Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not validly withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of any government regulatory approval conditions to the Offer set forth in “The Offer—Section 14—Conditions of the Offer” that remain unsatisfied as of the expiration of the Offer.”

6. Under the heading “Introduction,” clauses (ii), (iii) and (iv) of the second full paragraph are hereby amended and restated in their entirety to read as follows:

“(ii) any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms reasonably satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein (the “Regulatory Condition”), (iii) the Purchaser being satisfied, in its reasonable judgment, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer (the “Board Condition”) and (iv) the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its reasonable judgment, that GFI did not, on or after the date of the CME Transaction (as defined below), enter into, modify, terminate, execute, or waive or grant any rights with respect to, any agreement, transaction or rights outside of the ordinary course of business consistent with past practice (other than the entering into the agreements providing for the CME Transaction) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the “Impairment Condition”).”

7. Under the heading “The Offer—Section 2—Acceptance for Payment and Payment for Shares,” the final paragraph is hereby amended and restated in its entirety to read as follows:

“If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.”

8. Under the heading “The Offer—Section 4—Withdrawal Rights,” the third sentence is hereby amended and restated in its entirety to read as follows:

“Thereafter, such tenders are irrevocable, except that they may be withdrawn after December 21, 2014, unless such Shares have been accepted for payment as provided in this Offer to Purchase.”

9. The disclosure under the heading “The Offer—Section 11—Background of the Offer; Other Transactions with GFI,” is hereby amended and supplemented by adding the following:

“On October 22, 2014, GFI released a press release announcing that the GFI Special Committee would review the Offer and advising GFI stockholders to take no action pending such review.”

“On October 30, 2014, counsel for BGC sent to the counsel for the GFI Special Committee a draft tender offer support agreement with proposed terms and conditions upon which the GFI Special Committee would agree to change its recommendation for the Offer.”

“On November 4, 2014, GFI issued a press release and a Solicitation/Recommendation Statement on Schedule 14D-9 announcing the GFI Board’s recommendation that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer.”

“On November 6, 2014, counsel for the GFI Special Committee sent a revised draft of the tender offer support agreement to counsel for BGC, and on November 9, 2014, counsel for BGC sent a revised draft of the tender offer support agreement to counsel for the GFI Special Committee.”

“On November 12, 2014, BGC issued a press release regarding the amendment of the terms of this Offer and which contained a letter to GFI shareholders copied below.”

“PROTECT THE VALUE OF YOUR INVESTMENT IN GFI

TENDER YOUR SHARES TODAY IN SUPPORT OF BGC’S

$5.25 PER SHARE ALL-CASH OFFER

November 12, 2014

Dear Fellow GFI Shareholder:

On October 22, 2014, BGC Partners, Inc. (“BGC”) launched a $5.25 per share fully financed, all-cash tender offer to acquire GFI Group Inc. (“GFI”). The launch of the tender followed numerous attempts at constructive dialogue to reach a negotiated agreement with GFI based on our analysis of the value of the company and our view of the compelling strategic benefits of a transaction with BGC.

Following additional recent discussions with the independent board members of GFI (“the Special Committee”), BGC has actively sought to address their questions and concerns regarding our offer. While our discussions have not yet succeeded in convincing the Special Committee to recommend our transaction, dialogue remains ongoing. Regardless of whether we are able to convince the Special Committee to recommend our tender offer, we remain committed to completing our transaction.

As a shareholder, you are currently faced with a choice between BGC’s superior $5.25 per share all-cash offer and the inferior $4.55 per share all-stock transaction GFI announced with CME Group Inc. (“CME”) which involves serious conflicts of interest. The decision is clear and BGC urges GFI shareholders to promptly tender their shares.

Our intent in launching the tender is unambiguous – we are committed to delivering greater tangible value to GFI shareholders through a transaction with BGC. Consider the following facts about what our offer provides:

•	Superior Premium. The tender offer represents a premium of 70 cents, or more than 15%, to the $4.55 per share all-stock transaction announced by CME and GFI Group on July 30, 2014 and a premium of more than 68% to the price of GFI Group shares on July 29, 2014, the last day prior to the announcement of the CME transaction.

•	Immediate Liquidity at Closing. BGC’s all-cash offer provides GFI shareholders who tender their shares with certain liquidity promptly after acceptance for payment.

•	No Conflicts. In a clear conflict of interest, the CME transaction provides for GFI management to purchase GFI’s brokerage business from CME at a discount to what we believe the value of that business should be. We believe the CME transaction would deprive GFI shareholders of the value of their investment.

We also urge you to not be misled by the attempts of GFI’s conflicted management team to discredit our tender offer. As an owner of approximately 13.4% of GFI’s outstanding shares, we want to maximize the value of our shares, just as you do. Our transaction provides GFI shareholders with the certainty of realizing the value of our clearly superior proposal. We ask you to please consider these important points when making your decision about tendering your shares:

•	Special Committee is Empowered to Cede Control of GFI’s Board to BGC. Both the BGC tender offer and the proposed CME transaction provide the buyer with board control, so BGC’s request for a two-thirds majority of GFI’s board is not only consistent with the rights CME has in its merger agreement, but a logical and reasonable request for a majority owner. Importantly, new members can be appointed to GFI’s board at any time between annual meetings by a majority of its existing directors without the need for approval by GFI management, and their board can have up to nine members. Therefore, the Special Committee holds the ability to achieve our board conditions through an expansion of the board, resignations, and the filling of additional board seats with BGC’s nominees. In the context of a superior offer which is supported by a majority of shareholders, we believe that it would be appropriate, reasonable, and consistent for the Special Committee to take these actions.

•	GFI’s Management Cannot Unilaterally Block BGC’s Tender Offer. BGC does not need the approval of two-thirds of GFI shareholders in order to complete its proposed transaction, nor does it need the approval of the current management of GFI. Rather, we seek the tender of enough shares of GFI common stock such that, when added to the stock we already own, we would own a majority of the outstanding shares of GFI common stock on a fully diluted basis. Our offer in no way requires a super-majority of GFI shareholders; it only involves the tender of approximately 37% of the fully diluted shares of GFI in addition to the shares we already own, which is a lower threshold than the CME transaction. Shareholders can expect to receive $5.25 per share, even though BGC and GFI will remain separate companies after the completion of our tender offer.

•	Similar Protection and Value Preservation. Unlike CME, we are not a party to any agreement with GFI. Our offer therefore seeks nothing more than to establish similar protection as if we were party to an agreement with GFI. Like any acquirer, BGC is seeking to ensure that GFI remains the same valuable asset at closing that it is today. Accordingly, our amended tender offer revises the impairment condition to clarify that it is only intended to protect BGC from actions taken by GFI on or after the announcement of the CME transaction that are outside of the ordinary course of business. Such actions might include new change-of-control agreements with executives or other non-arm’s length arrangements that would have a materially negative impact on the value of GFI. BGC is also amending its tender offer to provide for an objective reasonableness standard to determine whether this condition has been satisfied.

•	No Financing or Anti-Trust Barriers to Completing Tender. BGC has secured committed financing from Morgan Stanley Senior Funding, Inc. and the offer has no financing condition. In addition, BGC has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Act.

•	Active Engagement on Regulatory Approvals. BGC is already a similarly regulated financial services company in good standing in most of the jurisdictions in which GFI operates and is actively engaged in obtaining necessary regulatory approvals.

•	Commitment to Accepting Shares. Until the expiration of the offer, GFI shareholders have the ability to withdraw their shares from the BGC offer at any time. Therefore, there is only upside for GFI shareholders in tendering their shares.

•	BGC Has Long Desired a Transaction with GFI. Over the course of several years, we have repeatedly expressed an interest in acquiring GFI. We have done this via direct communication with members of GFI’s management team, as well as through outside intermediaries. Indeed, on July 29, 2014, the day before the CME transaction was announced, we sent a letter reiterating our interest in a transaction directly to Messrs. Michael Gooch and Colin Heffron. We began to acquire a significant number of shares of GFI common stock more than a year earlier. Our interest in acquiring GFI is therefore neither recent nor did it begin after the CME announcement.

SEND A MESSAGE TO YOUR BOARD NOW—

WE URGE YOU TO TENDER YOUR SHARES TODAY!

In summary, GFI’s arguments for recommending that shareholders reject our offer simply do not add up: our $5.25 all-cash offer is clearly superior to the $4.55 in stock consideration under the CME transaction.

Tendering your shares will send a strong message to the Board that you prefer our superior offer to the proposed CME transaction and will make it clear that you expect GFI to take every action necessary to enable you to realize the value to which you are entitled.

Thank you for your support,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chairman and CEO”

10. Under the heading “The Offer—Section 14—Conditions of the Offer,” the first part of the first sentence is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer) the Regulatory Condition shall not have been satisfied or before the Expiration Date the Minimum Tender Condition, the Regulatory Condition, the Board Condition or the Impairment Condition shall not have been satisfied, or, any of the following conditions exist:”

11. Under the heading “The Offer—Section 14—Conditions of the Offer,” paragraph (vi) is hereby amended and restated in its entirety to read as follows:

(vi) GFI or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, including, without limitation, relating to or in connection with the acceleration of the vesting of any employee equity awards (other than (1) the issuance of Shares pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase of employee equity awards outstanding prior to such date (excluding any provisions allowing for acceleration of the vesting thereof in connection with the Offer or otherwise) or (2) the acceleration of the vesting of employee equity awards, whether or not in connection with the Offer, pursuant to and in accordance with employment agreements in effect as of the date of this Offer to Purchase), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of GFI, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of GFI, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) other than the GFI board’s recommendation for the CME Transaction, authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of GFI or any of its subsidiaries or any comparable event not in the ordinary course of business, including amending or modifying the CME Transaction, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving GFI (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of GFI or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that GFI or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

12. Under the heading “The Offer—Section 14—Conditions of the Offer,” paragraph (vii) is hereby amended and restated in its entirety to read as follows:

(vii) we become aware (a) that any material contractual right of GFI or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of GFI or any of its subsidiaries (other than indebtedness under its existing indenture and credit agreement) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date or other material penalty, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving GFI, (b) of any covenant, term or condition in any instrument or agreement of GFI or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving GFI) or (c) of any material misstatement, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to such matters) in any document filed by or on behalf of GFI or any of its subsidiaries with any securities regulatory authority;

13. Under the heading “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals—Other,” the second paragraph is hereby amended and supplemented by adding the following new final sentence:

“Any transaction that Rule 13e-3 may otherwise be applicable to may take the form of a merger, share exchange or other business combination or may be accomplished through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing.”

14. Under the heading “The Offer—Section 18—Miscellaneous,” the first paragraph is hereby amended and restated as follows:

“The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such state and extend the Offer to holders of Shares in such state.”

15. The first sentence of the first full paragraph on the second page of the Form of Letter of Transmittal (Exhibit (a)(1)(B)) is hereby amended and restated as follows:

“The Offer (as defined below) is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares (as defined below) in any state in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such state.”

16. The second sentence of the third full paragraph on the second page of the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) is hereby amended and restated as follows:

“Previously tendered Shares may be withdrawn at any time prior to the Expiration Date and, if Purchaser has not accepted such Shares for payment by December 21, 2014, such Shares may be withdrawn at any time after that date until Purchaser accepts Shares for payment.”

17. Clauses (ii), (iii) and (iv) of the third numbered paragraph on the first page of the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) is hereby amended and restated as follows:

“(ii) any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms reasonably satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein (the “Regulatory Condition”), (iii) the Purchaser being satisfied, in its reasonable judgment, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer (the “Board Condition”) and (iv) the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its reasonable judgment, that GFI is not a party to any agreement or transaction entered into after the date of the CME Transaction (as defined in the Offer to Purchase) (other than the CME Transaction) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the “Impairment Condition”).”

18. The second sentence of the fourth numbered paragraph on the second page of the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) is hereby amended and restated as follows:

“Previously tendered Shares may be withdrawn at any time prior to the Expiration Date and, if we have not made payment for your Shares by December 21, 2014, you may withdraw them at any time until payment is made.”

19. The penultimate paragraph on the second page of the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) is hereby amended and restated as follows:

“The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state.”

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(5)(B)	Text of press release issued by BGC, dated November 6, 2014 (incorporated by reference to Exhibit 99.1 of BGC Partners, Inc.’s Current Report on Form 8-K filed with the SEC on November 6, 2014).

(a)(5)(C)	Text of press release issued by BGC, dated November 12, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2014

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel

Name: Stephen M. Merkel
Title: Executive Vice President, General Counsel and Secretary

BGC PARTNERS, L.P.

By:	/s/ Stephen M. Merkel

Name: Stephen M. Merkel
Title: Executive Vice President, Chief Legal Officer and Secretary

BGC HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC GP, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC PARTNERS, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and Director

HOWARD W. LUTNICK

/s/ Howard W. Lutnick

EXHIBIT INDEX

(a)(1)(A)†	Offer to Purchase, dated October 22, 2014.

(a)(1)(B)†	Form of Letter of Transmittal.

(a)(1)(C)†	Form of Notice of Guaranteed Delivery.

(a)(1)(D)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)†	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)†	Form of summary advertisement, dated October 22, 2014.

(a)(5)(A)†	Text of press release issued by BGC, dated October 22, 2014.

(a)(5)(B)	Text of press release issued by BGC, dated November 6, 2014 (incorporated by reference to Exhibit 99.1 of BGC Partners, Inc.’s Current Report on Form 8-K filed with the SEC on November 6, 2014).

(a)(5)(C)	Text of press release issued by BGC, dated November 12, 2014.

(b)†	Commitment Letter from Morgan Stanley Senior Funding, Inc. to BGC Partners, Inc., dated October 21, 2014.

†	Previously filed